Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

U.S.A.

February 22, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northwestern Mutual Series Fund, Inc.

Registration No.’s 2-89971; 811-3990

EDGAR CIK No. 0000742212

Ladies and Gentlemen:

We are hereby submitting Post-Effective Amendment No. 38 to the Registration Statement for Northwestern Mutual Series Fund, Inc. (“Registrant”) on Form N-1A under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”). This filing is also submitted as Post-Effective Amendment No. 39 to Registrant’s Registration Statement under the Investment Company Act of 1940.

Please note that we intend to (i) update the footnotes to the expense tables as appropriate; (ii) add the financial highlights included as part of the Prospectus and (iii) incorporate by reference the Registrant’s audited financial statements, each for the period ended December 31, 2009, in connection with a subsequent filing made in accordance with the provisions of paragraph (b) of Rule 485. Our intention is that Post-Effective Amendment No. 38 become effective on May 1, 2010, in accordance with the provisions of paragraph (a)(1) of Rule 485.

We are happy to submit via overnight mail to the assigned examiner a hard copy of the Prospectus and Statement of Additional Information which has been marked to show changes from the Registrant’s currently effective Registration Statement.

Please call the undersigned at (414) 665-6137 with any questions or comments about this filing.

Very truly yours,

/s/ LESLI H. MCLINDEN

Lesli H. McLinden
Assistant General Counsel
Northwestern Mutual